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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 4)*
WAVECOM S.A.

(Name of Issuer)
American Depositary Shares

(Title of Class of Securities)
943531 10 3

(CUSIP Number)
July 16, 1999

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐  Rule 13d-1(b)

        ☐  Rule 13d-1(c)

        ☒  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 943531 10 3	13G	Page 1 of 3 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Delphis S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,061,961

	6	SHARED VOTING POWER 0

	7	SOLE DISPOSITIVE POWER 1,061,961

	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,061,961

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%

12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.

(a)	Name of issuer: Wavecom S.A.
(b)	Address of Issuer's Principal Executive Offices:
Wavecom S.A. 12, boulevard Garibaldi 92442 Issy-Les Moulineaux Cedex France

Item 2.

(a)	Name of Person Filing: Delphis S.A.
(b)	Address of Principal Business Office or, if none, Residence:
Delphis S.A. 22, rue de l'Arcade 75008 Paris, France
(c)	Citizenship: France
(d)	Title of Class of Securities: American Depositary Shares
(e)	CUSIP Number: 943531 10 3
Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.    Ownership

(a)	Amount Beneficially Owned: 1,061,961
(b)	Percent of Class: 7.2%
(c)	Number of shares as to which the person has:
	(i)	sole power to vote or to direct the vote: 1,061,961
	(ii)	shared power to vote or to direct the vote: 0
	(iii)	sole power to dispose or to direct the disposition of: 1,061,961
	(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.    Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.    Identification and Classification of Member of the Group

Not applicable.

Item 9.    Notice of Dissolution of a Group

Not applicable.

Item 10.    Certification

  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 21, 2003 Date

/S/ MARC FOURRIER Signature

Marc Fourrier, President Name/Title

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SIGNATURE